Incannex Healthcare Inc.
Suite 105, 8 Century Circuit

Norwest, NSW 2153
Australia

September 10, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1090

Re:	Incannex Healthcare Inc. - Withdrawal of Registration Statement on Form S-1 (File No. 333-280670)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Incannex Healthcare Inc. (the “Company”) hereby requests that its Registration Statement on Form S-1 (File No. 333-280670), initially filed with the Securities and Exchange Commission (the “Commission”) on July 3, 2024 (the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it is no longer pursuing a public offering of its shares of common stock, pre-funded warrants and common warrants at this time. The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing, please contact Andrew Reilly of Rimôn, counsel to the Company, at andrew.reilly@rimonlaw.com.

Sincerely,

Incannex Healthcare Inc.

By:	/s/ Joel Latham
Joel Latham
Chief Executive Officer, President and Director